DOREL INDUSTRIES INC.

MANAGEMENT’S DISCUSSION AND ANALYSIS

This Management’s Discussion and Analysis of financial conditions and results of operations (“MD&A”) should be read in conjunction with the consolidated financial statements for Dorel Industries Inc. (“Dorel” or “the Company”) for fiscal years ended December 30, 2006 and 2005 (“the Consolidated Financial Statements”), as well as with the notes to the Consolidated Financial Statements. All financial information contained in this MD&A and in the Company’s Consolidated Financial Statements have been prepared in accordance with Canadian generally accepted accounting principles (GAAP) using the U.S. dollar as the reporting currency. Any non-GAAP financial measures referred to in this MD&A are clearly identified and reconciled to GAAP as necessary. The effect of significant differences between Canadian and U.S. GAAP are discussed in Note 28 to the Company’s Consolidated Financial Statements. Unless otherwise indicated, all figures are in U.S. dollars. This MD&A is current as of March 14, 2007 ..

Additional information relating to the Company filed with the Canadian securities regulatory authorities, including the Company’s Annual Information Form (“AIF”), and with the U.S. Securities and Exchange Commission, including the annual report on form 40F, are to be available within the prescribed filing deadlines on-line at www.sedar.com and www.sec.gov respectively.

Corporate Overview

The Company’s head office is based in Montreal, Quebec, Canada. In addition to the facilities described below, the Company’s subsidiaries have North American showrooms in Toronto, Ontario and High Point, North Carolina. In total, the Company operates in fourteen countries with sales made throughout the world and employs approximately 4,500 people. Dorel’s ultimate goal is to satisfy consumer needs while achieving maximum financial results for its shareholders. The Company’s growth has resulted from both increasing sales of existing businesses and by acquiring businesses that management believe add value to the Company.

Strategy

Dorel’s goal is to be the premier consumer products company in its market segments in North America and Europe. Dorel is a global consumer products company engaged in the design, manufacture and marketing of a diverse portfolio of strong consumer brands, sold through its Juvenile, Home Furnishings, and Recreational/Leisure segments. Within each of these segments, there are several operating divisions or subsidiaries. Each is operated independently by a separate group of managers. Senior management of the Company coordinates the businesses of all segments and maximizes cross-selling, cross-marketing, procurement and other complementary business opportunities.

Dorel conducts its business through a variety of sales and distribution arrangements. These consist of salaried employees; individual agents who carry the Company's products on either an exclusive or non-exclusive basis; individual specialized agents who sell products, including Dorel's, exclusively to one customer such as a major discount chain; and sales agencies which themselves employ their own sales force. While retailers carry out the bulk of the advertising of Dorel’s products, all of the segments advertise and promote their products through the use of advertisements in specific magazines, multi-product brochures and other media outlets.

Dorel believes that its commitment to providing a high quality, industry-leading level of service has allowed it to develop successful and mutually beneficial relationships with major retailers. A high level of customer satisfaction has been achieved by fostering particularly close contacts between Dorel’s sales representatives and clients. Permanent, full-service agency account teams dedicated exclusively to certain major accounts have been established. These dedicated account teams provide these customers with the assurance that inventory and supply requirements will be met and that any problems will be immediately addressed.

In addition to quality products and dedicated customer service, strong consumer brands are an important element of Dorel’s strategy. As examples, in North America, Dorel’s Schwinn product line carries one of the most recognized brand names in the sporting goods industry. Safety 1st is a highly regarded Dorel brand in the North American juvenile products market. In Europe, Bébé Confort is universally recognized and has superior brand awareness in France. Throughout Europe the Maxi-Cosi brand has become synonymous with quality car seats. These brands, and the fact that Dorel has a wide range of other brand names, allows for product and price differentiation within the same product categories. Product development is the final element of Dorel’s past and future growth. As a growing consumer products company, Dorel has invested heavily in this area, focusing on innovation, quality, safety and speed to market with several design and product development centres. Over the past two years, Dorel has spent $34.9 million on new product development.

Operating Segments

Juvenile Products

The Juvenile Products (“Juvenile”) segment operates in both North America and Europe. Dorel Juvenile Group (DJG) USA’s operations in the United States are headquartered in Columbus, Indiana with facilities in Canton, Massachusetts and Ontario, California. As well as being the headquarters, all North American manufacturing and car seat engineering is based in Columbus. Products are conceived, designed and developed at the Canton location. Dorel Distribution Canada is located in Montreal, Quebec and sells to customers throughout Canada. The principal brand names in North America are Cosco and Safety 1st. In addition, DJG North America has a licensing agreement with the well-recognized Eddie Bauer brand name. Dorel Europe is headquartered in Cholet, France and major product design facilities are located both in Cholet and Helmond, Holland. Sales operations along with manufacturing and assembly facilities are located in France, Holland, Italy and Portugal. In addition, sales and/or distribution subsidiaries are located in Spain, the United Kingdom, Germany, Belgium, Austria and Switzerland. In Europe, products are marketed under the brand names Bébé Confort, Maxi-Cosi, Quinny, Monbébé, Babidéal, Baby Relax and Safety 1st.  In addition, many of Dorel’s divisions sell products to customers which are marketed under various house brand names.

The Juvenile segment manufactures and imports products such as infant car seats, strollers, high chairs, toddler beds, playpens, swings and infant health and safety aids. Dorel is among the three largest juvenile products companies in North America along with Graco (a part of the Newell Group of companies) and Evenflo Company Inc. In Europe Dorel is also one of the largest juvenile products companies, competing with firms such as Britax, Peg Perego, Chicco, Jane and Graco, as well as several smaller companies. Within its principal categories, Dorel’s combined juvenile operations make it the largest juvenile products company in the world.

In North America, the majority of juvenile sales are made to mass merchants, department stores and hardware/home centres, where consumers’ priorities are safety and quality at reasonable prices. Therefore sales to this channel are focused on entry level to mid-price point products. Using innovative product designs, higher-end price points are being explored by these customers, representing possible sales opportunities going forward. In Europe, Dorel sells products across all price points from entry-level to high-end juvenile products. Sales are made to boutiques and smaller stores along with major European juvenile product chains and mass merchants. In 2006, this segment accounted for 51% of Dorel’s revenues.

Home Furnishings

The Home Furnishings segment consists of Ameriwood Industries (“Ameriwood”), as well as Cosco Home & Office (“Cosco”) and Dorel Asia. Ameriwood specializes in ready-to-assemble (RTA) furniture and futons and is headquartered in Wright City, Missouri. Significant manufacturing and distribution facilities are located in Michigan, Ohio, Ontario and Quebec. Ameriwood also imports product from the Orient to complement its line of manufactured product. Brand names used by Ameriwood are Ameriwood, Ridgewood, Charleswood, Altra, Dorel Home Products, Carina and SystemBuild. Cosco is located in Columbus, Indiana and in addition to selling under its own brand has a licensing agreement with Samsonite. In 2004, Cosco entered the home healthcare market with its launch of Cosco Ability Care Essentials, a line of healthcare products aimed at the end consumer. This line was augmented in 2005 with the launch of products under the Adepta brand name. Dorel Asia specializes in sourcing finished goods from the Orient for sale in North America.

Within the Home Furnishings segment Dorel produces RTA furniture for the home and office, metal folding furniture, futons, step stools, ladders and other imported furniture items. Over the past several years, in many product categories within the Home Furnishings and furniture industries, there has been a shift from domestic production to imported product. Dorel has also followed this trend and today the Company’s home furnishing offerings are often sourced from overseas. RTA furniture is manufactured and packaged as component parts and is assembled by the consumer and by its nature, is a reasonably priced alternative to traditional wooden furniture. Many RTA furniture items are still manufactured in North America as the manufacturing process is machine intensive and avoids the cost of container freight.

Home furnishings are sold mainly to mass merchants, office superstores and hardware/home centres. Dorel believes it is now the second largest producer of RTA furniture in North America. The Company’s competitors include Bush Industries, O’Sullivan Industries and Sauder. Besides these large RTA manufacturers, the Home Furnishings industry segment in which Dorel competes is characterized by a large number of smaller competitors. As such, there is little market share information available that would help determine the Company’s size or performance in relation to these competitors. In 2006, this segment accounted for 31% of Dorel’s revenues.

Recreational/Leisure

This segment is the Pacific Cycle division and is based in Madison, Wisconsin with U.S. distribution centers in California and Illinois, and global distribution partners in several markets around the world. Pacific Cycle is the leading supplier of bicycles in North America and an expert in the design, marketing and distribution of high quality, branded bicycles. Pacific has extended this expertise to other recreational products such as swing sets, motor scooters, jogging strollers and other products within the outdoor recreation category. Best known for its Schwinn, Mongoose and GT bicycle brands, the Company also markets products under the Roadmaster, InStep, Pacific, Schwinn Motor Scooters, PlaySafe, Powerlite and Murray labels. Pacific Cycle combines these well-known brands with long-established, efficient Asian sourcing. Pacific was one of the first to source such product from Asia and today industry production has shifted almost entirely overseas.

Pacific Cycle in the U.S. participates in the $75 billion recreational products industry comprised of sports and fitness equipment, footwear, apparel, and recreational transport items including bicycles, pleasure boats and RVs.  Within the recreational products market, the U.S. bicycle industry accounts for an estimated $5.5 billion in retail sales annually, of which approximately $2.3 billion represents bicycles while the remainder represents parts and accessories. Over the past several years, the overall U.S. bicycle market has been stable despite variations such as the rise in popularity of mountain bikes in the late 1990s and the spike in road bikes sales in the early 2000s. During this period the mass merchant channel has captured a greater share of the market. Purchasing patterns are generally influenced by economic conditions, weather and seasonality. Principal competitors include Huffy, Dynacraft, Trek, Giant, Specialized and Raleigh.

Distribution of its brands in the U.S. is enabled through its strong relationships with high volume retailers, particularly in the mass merchant channel. Pacific Cycle has garnered an industry-leading share of total U.S. bicycle sales by capitalizing on the continued growth of this sales channel. Pacific’s brand portfolio enables it to serve virtually all consumer demographics, price categories and bicycling styles. Additionally, Pacific licenses its brand names on bicycles internationally, which is an important revenue stream for the company. In the United States, Pacific’s brands are licensed for use on other products such as clothing and bike accessories. In 2006, the Recreational/Leisure segment accounted for 18% of Dorel’s revenues.

Operating Results

Over the course of its history, part of Dorel’s growth strategy has been through strategic acquisitions. In reviewing the results of the Company’s operating performance and its financial position in 2006 versus 2005, it should be noted that during this period there were no acquisitions as the last company acquired by Dorel was Pacific Cycle in February of 2004.

On September 19, 2005 the Company announced a significant consolidation at Ameriwood Industries, the Company’s ready-to-assemble (RTA) furniture division.  Production ceased at its Wright City, Missouri facilities, the manufacturing premises were closed and these assets were disposed of or transferred to the Company’s other RTA plants.  The closure was necessitated by excess capacity caused by a strategic shift away from exclusive domestic production to a combination of North American production and imported items and formed part of an overall plan to improve the earnings of the Home Furnishings Segment.

The closure of the Wright City plant resulted in total pre-tax restructuring costs of $9.5 million in 2005, of which $2.5 million was grouped in cost of sales with the remainder appearing as “Restructuring costs” in the Company’s financial statements. In 2006 ancillary costs of $0.7 million were incurred and are included in cost of sales. Of the total restructuring expense of $10.2 million, $8.7 million was a non-cash cost representing the write-down of building and equipment as well as other items.

In the fourth quarter of 2006, Dorel Europe initiated restructuring activities which will affect the Juvenile Segment. Significant operational changes related to the production facility in Telgate, Italy will be implemented. A similar initiative is in progress regarding the facilities located in Cholet, France. The plan’s objective is to reduce operational costs through strategic sourcing and manufacturing. These restructuring initiatives are expected to be completed by 2008 and result in cumulative restructuring charges totaling between $11.5 million and $14.5 million.  The Company has recorded $4.0 million in charges for 2006, consisting of the following:

2006

Machinery and equipment write-downs	$ 836
Building write-down	450
Employee contractual termination benefits	2,871
Net curtailment gains on defined benefit pension plans	(486)
Recorded as restructuring costs	3,671
Inventory markdowns (in Cost of sales)	329
Total	$ 4,000

Of the $11.5 to $14.5 million total cost, $1.6 million is expected to be non-cash. The majority of the remaining cash expense is expected to be disbursed evenly across 2007 and 2008.

Following is a selected summary of Dorel’s operating results on an annual and quarterly basis:

Selected Financial Information (all tabular figures are in thousands except per share amounts)

	Operating Results for the Years ended December 30:
	2006		2005		2004
	$	% of revenues	$	% of revenues	$	% of revenues
Revenues	$1,771,168	100.0%	$1,760,865	100.0%	$1,709,074	100.0%
Net income	$ 88,865	5.0%	$ 91,322	5.2%	$ 100,076	5.9%
Earnings per share:
Basic	$ 2.70		$ 2.78		$ 3.06
Diluted	$ 2.70		$ 2.77		$ 3.04

Operating Results for the Quarters Ended
	31-Mar-06	30-Jun-06	30-Sep-06	30-Dec-06

Revenues	$ 451,024	$ 435,914	$ 436,300	$ 447,930
Net income	$ 24,181	$ 17,936	$ 25,073	$ 21,675
Earnings per share
Basic	$ 0.74	$ 0.55	$ 0.76	$ 0.66
Diluted	$ 0.74	$ 0.55	$ 0.76	$ 0.66

Operating Results for the Quarters Ended
	31-Mar-05	30-Jun-05	30-Sep-05	30-Dec-05

Revenues	$ 471,903	$ 435,375	$ 423,329	$ 430,258
Net income	$ 27,205	$ 21,745	$ 19,826	$ 22,546
Earnings per share
Basic	$ 0.83	$ 0.66	$ 0.60	$ 0.69
Diluted	$ 0.83	$ 0.66	$ 0.60	$ 0.69

Seasonality

Though operating segments within Dorel may vary in their seasonality, for the Company as a whole variations between quarters are not significant as illustrated below.

Revenues by Quarter by Segment
Juvenile
Home Furnishings
Recreational/Leisure
Total Revenues
500,000
450,000
400,000
350,000
300,000
250,000
200,000
150,000
100,000
50,000
0
QTR 1 2004
QTR 2 2004
QTR 3 2004
QTR 4 2004
QTR 1 2005
QTR 2 2005
QTR 3 2005
QTR 4 2005
QTR 1 2006
QTR 2 2006
QTR 3 2006
QTR 4 2006
Quarter

Income Statement - Overview

Tabular Summaries – 2006 versus 2005

The variations in revenue across the Company segments are as follows:

	Fourth Quarter				Year
	2006	2005	Increase (decrease)		2006	2005	Increase (decrease)
			$	%			$	%

Juvenile	$ 227,481	$ 201,215	$ 26,266	13.1%	$ 900,833	$ 846,856	$ 53,977	6.4%
Home Furnishings	145,287	148,847	(3,560)	(2.4%)	541,938	569,347	(27,409)	(4.8%)
Recreational/Leisure	75,162	80,196	(5,034)	(6.3%)	328,397	344,662	(16,265)	(4.7%)
Total Revenues	$ 447,930	$ 430,258	$ 17,672	4.1%	$ 1,771,168	$ 1,760,865	$ 10,303	0.6%

The principal changes in earnings are summarized as follows:

	4th Qtr	Year-to-Date
Earnings from operations by Segment:
Juvenile decrease - excluding restructuring costs	$ (258)	$ (1,847)
Home Furnishings increase (decrease) - excluding restructuring costs	737	(1,309)
Recreational / Leisure decrease	(767)	(10,440)
Restructuring costs decrease (increase)	(3,489)	4,720
Total earnings from operations decrease	(3,777)	(8,876)
Lower interest costs	1,357	2,751
Variation in income taxes	2,480	4,182
Other	(931)	(514)
Total decrease in net income	$ (871)	$ (2,457)

Detailed analyses of segmented annual results are presented within the discussions that follow this overview.

2006 versus 2005

As a result of restructuring costs incurred in both 2006 and 2005, the Company is including in this MD & A the following non-GAAP financial measures; “adjusted gross margin”, “adjusted earnings from operations”, “adjusted pre-tax income” and “adjusted net income”. The Company believes this permits more meaningful comparisons of its core business performance between the periods presented.  As a result, this MD & A contains these non-GAAP financial measures which do not have a standardized meaning prescribed by GAAP and therefore are unlikely to be comparable to similar measures presented by other issuers.  Contained within this MD & A are reconciliations of these non-GAAP financial measures to the most directly comparable financial measures calculated in accordance with GAAP:

Results for the year ended December 30, 2006
	As reported	Restructuring Costs	Adjusted, Excluding Costs

TOTAL REVENUE	$ 1,771,168	$ -	$ 1,771,168

EXPENSES
Cost of sales	1,363,421	(1,069)	1,362,352
Selling, general and administrative expenses	228,765	-	228,765
Depreciation and amortization	36,969	-	36,969
Research and development costs	8,169	-	8,169
Restructuring costs	3,671	(3,671)	-
Interest on long-term debt	29,594	-	29,594
Other interest	305	-	305
	1,670,894	(4,740)	1,666,154

Income before income taxes	100,274	4,740	105,014

Income taxes	11,409	1,580	12,989

NET INCOME	$ 88,865	$ 3,160	$ 92,025

EARNINGS PER SHARE
Basic	$ 2.70	$ 0.10	$ 2.80
Diluted	$ 2.70	$ 0.10	$ 2.80

SHARES OUTSTANDING
Basic - weighted average	32,860,375	32,860,375	32,860,375
Diluted - weighted average	32,860,760	32,860,760	32,860,760

Results for the year ended December 30, 2005
	As reported	Restructuring Costs	Adjusted, Excluding Costs

TOTAL REVENUE	$ 1,760,865	$ -	$ 1,760,865

EXPENSES
Cost of sales	1,367,217	(2,478)	1,364,739
Selling, general and administrative expenses	200,159	-	200,159
Depreciation and amortization	38,999	-	38,999
Research and development costs	7,945	-	7,945
Restructuring costs	6,982	(6,982)	-
Interest on long-term debt	31,240	-	31,240
Other interest	1,410	-	1,410
	1,653,952	(9,460)	1,644,492

Income before income taxes	106,913	9,460	116,373

Income taxes	15,591	3,329	18,920

NET INCOME	$ 91,322	$ 6,131	$ 97,453

EARNINGS PER SHARE
Basic	$ 2.78	$ 0.19	$ 2.97
Diluted	$ 2.77	$ 0.19	$ 2.96

SHARES OUTSTANDING
Basic - weighted average	32,836,733	32,836,733	32,836,733
Diluted - weighted average	32,927,701	32,927,701	32,927,701

For fiscal 2006, Dorel recorded revenues of $1,771 million consistent with the $1,761 million last year. Increases in revenues occurred in the Juvenile segment, increasing by $54.0 million or 6.4%. These gains were offset by declines in Home Furnishings and in Recreational / Leisure revenues that declined by 4.8% and 4.7% respectively. The Juvenile segment is the only segment in which foreign exchange rate variations in both the Euro and the Canadian dollar versus the U.S. dollar can significantly affect revenue figures. Exchange rates of these two currencies versus the U.S. dollar were relatively consistent in 2006 versus 2005. Therefore the sales growth was substantially organic in nature.

Gross margins for the year were 23.0%, an improvement of 60 basis points from 22.4% last year. Juvenile margins remained consistent with the prior year. Margin improvements in the Home Furnishings segment were offset by a decline in the Recreational / Leisure segment. The Recreational segment decline in gross margins included a $3.5 million reserve taken against the Sting Ray model bicycle inventory in the second quarter of 2006. Excluding this reserve, margins for 2006 within that segment declined by only 70 basis points as opposed to the 170 decline as recorded. The Home Furnishings adjusted margin improvement of 150 basis points is expanded upon within the Home Furnishing segment discussion below.

Selling, general and administrative expenses increased from 2005 levels by $28.6 million to $228.8 million in 2006 from $200.2 million in 2005. This increase was due mainly to higher product liability costs.  Total costs were $28.7 million in 2006 versus $10.8 million in 2005. Readers are reminded that in the first quarter of 2005 the company recorded a $9.8 million dollar insurance recovery in relation to product liability. Therefore the 2005 comparative figure is unusually low. The combined cost increase in both the juvenile and home furnishing segments was $17.9 million, of which $17.2 million was in the juvenile segment. Excluding the increase in product liability costs, selling, general and administrative expenses as a percentage of revenues were 11.3% in 2006 versus 10.8% in 2005. This moderate increase is principally a function of broadening product lines in both the Home Furnishing and Recreational / Leisure segments.

Total interest costs in 2006 were $29.9 million versus $32.7 million in 2005. The Company’s average interest rate on its long-term borrowings and revolving facilities in 2006 was approximately 6.7%, 70 basis points higher than in 2005. However the benefits of lower average borrowings in 2006 offset these higher rates. Income before income taxes in 2006 decreased when compared to the prior year at $100.3 million in 2006 versus $106.9 million in 2005. Adjusted income before taxes and restructuring costs was $105.0 million in 2006 versus $116.4 million, a decrease of $11.4 million or 9.8%. As a percentage of revenue, this represents adjusted pre-tax income of 5.9% in 2006 and 6.6% in 2005. However as described above, the decline in 2006 is due to the much higher product liability costs. If the 2006 increases of $17.9 million is excluded the Company’s 2006 pre-tax adjusted income, percentage of revenue is 7.2% in 2006.

As a multi-national company, Dorel is resident in numerous countries and therefore subject to different tax rates in those various tax jurisdictions and by the application of income tax treaties between various countries. As such, significant variations from year to year in the Company’s combined tax rate can occur. In 2006 the Company’s effective tax rate was 11.4% as compared to 14.6% in 2005. After removing the impact of the restructuring costs in both years, the Company’s tax rate for the year was 12.4% versus 16.3% in 2005. The majority of the decline is due to greater earnings in lower tax rate jurisdictions. At the end of the third quarter, it was expected that the annual rate was going to be above 15%. However, there were greater earnings in lower tax rate jurisdictions than originally expected.

The Company’s statutory tax rate is 33%. The variation from 33% to 12.6% can be explained as follows:

	$	%
PROVISION FOR INCOME TAXES	$ 33,090	33.0%
ADD (DEDUCT) EFFECT OF:
Difference in effective tax
rates of foreign subsidiaries	(22,289)	(22.2%)
Recovery of income taxes arising from
the use of unrecorded tax benefits	(3,940)	(3.8%)
Change in valuation allowance	2,432	2.4%
Non-deductible items	1,238	1.2%
Change in future income taxes
resulting from changes in tax rates	647	0.6%
Other – net	231	0.2%
ACTUAL PROVISION FOR INCOME TAXES	$ 11,409	11.4%

Net income for the full year amounted to $88.9 million or $2.70 per share fully diluted, compared to 2005 net income of $91.3 million or $2.77 per diluted share. Excluding restructuring costs adjusted net income for 2006 was $92.0 million, or $2.80 per diluted share and for 2005 was $97.5 million, or $2.96 per diluted share.

Fourth quarter 2006 versus 2005

	Results for the fourth quarter ended December 30, 2006
	As reported	Restructuring Costs	Adjusted, Excluding Costs
TOTAL REVENUE	$ 447,930	$ -	$ 447,930

EXPENSES
Cost of sales	341,223	(353)	340,870
Selling, general and administrative expenses	62,614	-	62,614
Depreciation and amortization	9,868	-	9,868
Research and development costs	1,459	-	1,459
Restructuring costs	3,671	(3,671)	-
Interest on long-term debt	6,771	-	6,771
Other interest	71	-	71
	425,677	(4,024)	421,653

Income before income taxes	22,253	4,024	26,277

Income taxes	578	1,329	1,907

NET INCOME	$ 21,675	$ 2,695	$ 24,370
EARNINGS PER SHARE
Basic	$ 0.66	$ 0.08	$ 0.74
Diluted	$ 0.66	$ 0.08	$ 0.74
SHARES OUTSTANDING
Basic - weighted average	32,861,107	32,861,107	32,861,107
Diluted - weighted average	32,861,757	32,861,757	32,861,757

	Results for the fourth quarter ended December 30, 2005
	As reported	Restructuring Costs	Adjusted, Excluding Costs
TOTAL REVENUE	$ 430,258	$ -	$ 430,258

EXPENSES
Cost of sales	339,287	15	339,302
Selling, general and administrative expenses	44,437	-	44,437
Depreciation and amortization	10,448	-	10,448
Research and development costs	1,733	-	1,733
Restructuring costs	550	(550)	-
Interest on long-term debt	7,861	-	7,861
Other interest	338	-	338
	404,654	(535)	404,119

Income before income taxes	25,604	535	26,139

Income taxes	3,058	188	3,246

NET INCOME	$ 22,546	$ 347	$ 22,893
EARNINGS PER SHARE
Basic	$ 0.69	$ 0.01	$ 0.70
Diluted	$ 0.69	$ 0.01	$ 0.70
SHARES OUTSTANDING
Basic - weighted average	32,858,942	32,858,942	32,858,942
Diluted - weighted average	32,859,112	32,859,112	32,859,112

Revenues for the fourth quarter were $447.9 million compared to $430.3 million a year ago, an increase of 4.1%. This increase was in the Juvenile segment, offsetting slight declines in the Company’s other two segments. Net income for the fourth quarter was $21.7 million, a decline from $22.5 million in 2005. Earnings per share for the quarter were $0.66 fully diluted, compared to $0.69 per share in the fourth quarter the previous year. Excluding restructuring charges in both the fourth quarter of 2006 and 2005, adjusted net income was $24.4 million in 2006 versus $22.9 million in 2005. Adjusted diluted earnings per share were $0.74 in 2006, compared to $0.70 in 2005, an improvement of 5.7%. The adjusted earnings improvement was principally due to the Company’s lower effective tax rate in the fourth quarter of 2006 versus 2005.

Revenues in the fourth quarter within the Juvenile segment were up strongly in 2006, increasing by 13.1% over 2005. This increase was in Europe and North America with increases of 18.8% and 8.8% respectively. As in the first three quarters of the year, new juvenile products in both Europe and North America continue to drive sales increases. Higher sales volumes and a more favourable product mix improved gross margins in 2006 by 160 basis points over prior year levels. However the improvement in adjusted gross margin dollars of $11.1 million was offset by higher selling, general and administrative (S, G & A) costs which increased by $12.4 million over 2005. Of these increased costs, $7.7 million was due to higher product liability costs. Excluding this increase, S, G & A as a percentage of revenues was more in line with 2005 at 12.6% in 2006 as compared to 12.1% in the prior year. Therefore, adjusted earnings from operations for the fourth quarter remained in line with the prior year at $23.4 million in 2006, down slightly from $23.7 million in 2005.

Home Furnishing segment’s revenues were slightly lower than the prior year’s quarter, decreasing by 2.4%. Dorel Asia revenues declined due to both the timing of sales across quarters and to certain customers switching to a commission income structure (whereby, the revenue recognized by Dorel represents only the commission earned as opposed to the entire sale). This change offset a more than 25% increase in Cosco Home & Office sales, driven principally by success with its ladder program. Combined RTA furniture and futon sales were flat with the prior year’s quarter. Gross margins for the segment were 15.5% in 2006 versus 12.2% in 2005 as, stated previously, the Ameriwood RTA operations’ profitability increased significantly over 2005. RTA furniture recorded an improvement in adjusted earnings from operations of $4.5 million.

The fourth quarter of 2006 includes a charge of $4.5 million for anti-dumping duties imposed upon the Company by the United States Department of Commerce (“DOC”). These duties pertain to certain metal furniture imported from China into the United States that was subject to anti-dumping duties during the period between December 3, 2001 through May 31, 2003.  The Company originally recorded and estimated this liability to be $2.5 million. However, in December 2006 the DOC liquidated these transactions at a rate that was substantially higher than previously expected by the Company. As such, the Company recorded an expense of $4.5 million related to the duty on such imports. In relation to this charge the Company has a pending claim against a major international law firm.  That claim relates to a breach of professional duty by the law firm for its failure to timely file a request for an administrative review by the DOC of the duties imposed. This expense offset the gains in RTA and as a result the segment’s adjusted earnings from operations increased to $8.9 million in 2006 versus last year’s $8.2 million.

Recreational / Leisure segment revenues in the fourth quarter of 2006 declined by 6.3%. This decline was mainly in the mass market channel. Also due to the lower proportion of sales to this channel, gross margins increased by 170 basis points over last year, as there were fewer lower margin bicycle sales in the product mix. As a result gross margin dollars in 2006 increased by $0.4 million over 2005. Higher S, G & A costs in 2006 offset this increase. These higher costs were due to initiatives related to expanded sales programs in new product categories and to new customers. Additionally, 2005 contained $0.4 million in sponsorship income compared to $0.1 million in 2006. As a result, the segment as whole posted a decline in earnings at $5.7 million in 2006 versus $6.5 million in 2005.

Interest costs were lower in 2006 by $1.4 million in 2006 as a result of lower average borrowings. The Company’s income tax expense was $0.6 million in the fourth quarter of 2006 as compared to $3.1 million in 2005. The decrease was due to lower earnings overall and a greater proportion of earnings in low tax rate jurisdictions.

Segment Results

Juvenile

	2006		2005		Change
Juvenile	$ ('000)	% of sales	$ ('000)	% of sales	$ ('000)%

Revenues	$ 900,833	100.0%	$ 846,856	100.0%	$ 53,977	6.4%
Gross Profit	265,512	29.5%	248,638	29.4%	16,874	6.8%
Selling, general and administrative expenses	133,108	14.8%	112,081	13.2%	21,027	18.8%
Depreciation and amortization	29,849	3.3%	31,615	3.7%	(1,766)	(5.6%)
Research and Development	5,331	0.6%	5,542	0.7%	(211)	(3.8%)
Restructuring costs	3,671	0.4%	-	0.0%	3,671	-
Earnings from operations	$ 93,553	10.4%	$ 99,400	11.8%	$ (5,847)	(5.9%)

Juvenile Segment
Reconciliation of non-GAAP financial measures

	Year ended December 30, 2006
	As reported	Restructuring costs	Adjusted, Excluding Costs

Revenue	$ 900,833	$ -	$ 900,833
Cost of sales	635,321	(329)	634,992
Gross Margin	265,512	329	265,841
Gross Margin %	29.5%		29.5%
Selling, general and administrative expenses	133,108		133,108
Amortization	29,849	-	29,849
Research and development costs	5,331	-	5,331
Restructuring costs	3,671	(3,671)	-
Earnings from operations	$ 93,553	$ 4,000	$ 97,553

The Company’s Juvenile segment continued its growth in 2006 over and above the 2005 year in which it had the most profitable year in its history. The successes that occurred in 2005 in both North America and Europe rolled over into 2006 resulting in an overall revenue growth of 6.4%, reaching $900.8 million for the year. This 6.4% growth follows 2005 in which revenues grew by 9.1%. Revenues in North America increased by over 5% whereas in Europe the increase was 7.6%. Foreign exchange rates in 2006 versus 2005 were not materially different, meaning the growth was substantially organic. In North America, strong sales of car seats, high chairs and health and safety aids were the principal reason for the increase. In Europe, the sales gains were also in the car seat category as well as in strollers, where sales in Northern Europe in Holland, Germany and the United Kingdom led the increases.

Adjusted gross margins for the segment were 29.5% as compared to 29.4% in 2005. As a result, the increase in sales generated an additional $17.2 million in gross margin dollars versus last year. However, selling general and administrative costs increased by $21.0 million over 2005, more than offsetting these gains. This increase was comprised of $17.9 million of higher product liability costs in the United States and $3.1 million of other increases. Readers are reminded that in the first quarter of 2005 the company recorded a $9.8 million dollar insurance recovery in relation to product liability. Therefore the 2005 comparative figure is unusually low. If the extra product liability costs are excluded from the 2006 results, selling, general and administrative expenses would be 12.8% of sales a decline from the 13.2% in 2005. Earnings from operations were $93.6 million for the year versus $99.4 million in 2005. As a percentage of revenues this represents 10.4% in 2006 versus 11.8% in 2005. Adjusted earnings from operations for 2006 were $97.6 million for the year or 10.8% of sales. The higher product liability costs $17.9 million in 2006 represent 200 basis points, meaning that earnings from operations as a percentage of sales would have increased over 2005 if these costs were consistent year-over-year.

Home Furnishings

	2006		2005		Change
Home Furnishings	$ ('000)	% of sales	$ ('000)	% of sales	$ ('000)%

Sales	$ 541,938	100.0%	$ 569,347	100.0%	$ 27,409	(4.8%)
Gross Profit $	80,267	14.8%	73,855	13.0%	6,412	8.7%
Selling, general and administrative expenses	40,328	7.4%	34,410	6.1%	5,918	17.2%
Depreciation and amortization	5,948	1.1%	6,318	1.1%	(370)	(5.9%)
Research and Development	2,838	0.5%	2,403	0.4%	435	18.1%
Restructuring costs	-	0.0%	6,982	1.2%	(6,982)	-
Earnings from operations	$ 31,153	5.8%	$ 23,742	4.2%	$ 7,411	31.2%

Home Furnishings Segment
Reconciliation of non-GAAP financial measures

	Year ended December 30, 2006
	As reported	Restructuring costs	Adjusted, Excluding Costs

Revenue	$ 541,938	$ -	$ 541,938
Cost of sales	461,671	(740)	460,931
Gross Margin	80,267	740	81,007
Gross Margin %	14.8%		14.9%
Selling, general and administrative expenses	40,328		40,328
Amortization	5,948	-	5,948
Research and development costs	2,838	-	2,838
Restructuring costs	-	-	-
Earnings from operations	$ 31,153	$ 740	$ 31,893

Home Furnishings Segment
Reconciliation of non-GAAP financial measures

	Year ended December 30, 2005
	As reported	Restructuring costs	Adjusted, Excluding Costs

Revenues	$ 569,347	$ -	$ 569,347
Cost of sales	495,492	(2,478)	493,014
Gross Profit	73,855	2,478	76,333
Gross Margin %	13.0%		13.4%
Selling, general and administrative expenses	34,410		34,410
Depreciation and amortization	6,318	-	6,318
Research and development costs	2,403	-	2,403
Restructuring costs	6,982	(6,982)	-
Earnings from operations	$ 23,742	$ 9,460	$ 33,202

Revenues in Home Furnishings were $541.9 million versus $569.3 million in 2005, a decrease of 4.8%. Revenue increases at Cosco Home & Office and Dorel Asia were offset by declines at Ameriwood where ready-to-assemble (RTA) furniture sales declined by 15.1%. Dorel Home Product (DHP) futon sales were relatively flat with the prior year.

Gross margins for the segment improved to 14.8% from 13.0% in 2005. Adjusted gross margins were 14.9% in 2006 versus 13.4% in 2005. The principal contributors to this increase were RTA furniture manufacturing improvements and a better product mix at Cosco Home & Office. However, the anti-dumping duties of $4.5 million recorded in the fourth quarter of 2006 offset the improvements at Cosco Home & Office. Selling, general and administrative costs increased to 7.4% of revenues as compared 6.0% in 2005. However, some of this increase is due to certain customers switching to a commission income structure (whereby, the revenue recognized by Dorel represents only the commission earned as opposed to the entire sale). The remainder of the increase is attributable to broadening product lines within this segment. Traditionally, selling, general and administrative expenses have averaged 6% of revenues in this segment, but a more appropriate level based on today’s business model these costs are expected to remain at the 7% to 8% level.

Earnings from operations increased by $7.4 million, or 31.2%, to $31.1 million in 2006 versus $23.7 million in 2005. Adjusted earnings from operations were $31.9 million, a decrease of $1.3 million or 3.9% from the prior year. Earnings increased at all business units except for DHP’s futon operations, which suffered a decline of $2.5 million due to lower gross margins, and Cosco Home & Office due to the anti-dumping duty issue described above. Ameriwood’s RTA furniture operations were able to record a $1.9 million improvement in adjusted earnings over last year, partially offsetting the futon decline. This improvement came despite a $36.0 million sales decline

Recreational/Leisure

	2006		2005		Change
Recreational / Leisure	$ ('000)	% of sales	$ ('000)	% of sales	$ ('000)%

Sales	$ 328,397	100.0%	$ 344,662	100.0%	$ (16,265)	(4.7%)
Gross Profit $	61,968	18.9%	71,155	20.6%	(9,187)	(12.9%)
Selling, general and administrative expenses	36,450	11.1%	35,289	10.2%	1,161	3.3%
Depreciation and amortization	1,079	0.3%	987	0.3%	92	9.3%
Earnings from operations	$ 24,439	7.5%	$ 34,879	10.1%	$ (10,440)	(29.9%)

Recreational / Leisure revenues decreased 4.7% to $328.4 million in 2006 compared to $344.7 million a year ago. This decline was due to lower sales of bicycles to the mass merchant channel. Partially offsetting these declines were increased sales in the new product categories of motor scooters and swing sets. These two new product lines combined to add an additional $14.8 million in sales to the top line in 2006. As Pacific Cycle continues to develop into a true recreational company, as opposed to strictly a bicycle business, the proportion of revenues that are from non-bicycle sales is growing.

Gross margins decreased by 170 basis points in the year. However, of this amount, 100 basis points were due to a one-time $3.5 million inventory write-down in the second quarter of 2006. The remainder of the decrease was due a less favourable product mix. Selling, general and administrative expenses rose moderately from $35.3 million in 2005 to $36.5 million in 2006. As a percentage of revenue this represents an increase of 90 basis points as these costs remained flat despite the decline in revenues.  Earnings from operations for the year were $24.4 million in 2006 versus $34.9 million in 2005, a decrease of $10.5 million or 29.9%.

Balance Sheet

Selected Balance Sheet Data as at December 30:
	2006	2005	2004
Total assets	$ 1,627,406	$ 1,542,715	$ 1,611,389

Long-term Financial Liabilities, excluding current portion:
Long-term debt	$ 375,135	$ 439,634	$ 505,816
Other long-term liabilities, including balance of sale amounts	$ 7,719	$ 6,360	$ 9,909

As there were no business acquisitions in 2006, the Company’s balance sheet as at December 30, 2006 is comparable to that as at December 30, 2005.

Certain of the Company’s working capital ratios are as follows:

	As at December 30,
	2006	2005
Quick ratio	0.92	0.88
Current ratio	1.98	1.85
# of Days in receivables	58.4	57.4
# of Days in inventory	83.2	80.6

The days in receivables and days in inventory ratios are done using average accounts receivable and inventory balances so as to minimize the impact of seasonal fluctuations. The increase in the number of days in inventory is a reflection of higher inventory levels throughout 2006. These higher levels are a function of higher finished good inventories as more and more of the Company’s offerings are purchased finished goods from overseas that require greater lead-times and as such, greater inventory levels are required. Net debt, defined as bank indebtedness, current  and long-term debt, less cash, decreased by $79.4 million in the year as cash flow generated by the business was used to pay down debt. As of December 30, 2006, Dorel was compliant with all covenant requirements and expects to be so going forward.

The Company’s subsidiaries are considered to be self-sustaining. As such, any foreign exchange fluctuations on conversion of non-U.S. functional currency subsidiaries to the U.S. dollar are included in the cumulative translation adjustment (CTA) account as opposed to the income statement. In 2006, the CTA account increased from $28.1 million at the end of 2005 to $63.9 million at December 30, 2006 as the Euro strengthened against the US dollar at the end of 2006. Despite the large change in the CTA account, the average exchange rate used to translate the results of the Company’s European subsidiaries was consistent year-over-year, having an immaterial impact on the income statement.

Liquidity and Capital Resources

Cash Flow

Free cash flow, a non-GAAP financial measure, defined as cash flow from operations less capital expenditures and changes in funds held by ceding insurer, was $83.4 million in 2006 versus $71.1 million in 2005, detailed as follows:

	2006	2005	Change

Cash flow from operations before changes in non-cash working capital:	$ 136,123	$ 143,511	$ (7,388)
Change in:
Inventories	(39,752)	2,112	(41,864)
Accounts receivable	188	(12,220)	12,408
Accounts payable and other liabilities	10,810	(36,086)	46,896
Income taxes	(1,701)	(544)	(1,157)
Prepaid expenses	1,053	2,095	(1,042)

Cash flow from operations	106,721	98,868	7,853
Plus (less):
Additions to property, plant and equipment - net	(14,334)	(19,895)	5,561
Deferred charges	(10,628)	(7,909)	(2,719)
Intangible assets	(2,034)	(4,213)	2,179
Funds held by ceding insurer	3,647	4,273	(626)

FREE CASHFLOW	$ 83,372	$ 71,124	$ 12,248

During 2006, cash flow from operations, before changes in working capital, declined by $7.4 million. However, after changes in non-cash working capital items, cash flow from operations increased by $7.9. This was despite inventories rising substantially in 2006. This is due to the fact that in 2005, accounts payable balances declined by a comparable amount. Therefore the main reason for the increase was from an improvement in accounts receivable of $12.4 million. Capital expenditures on property, plant and equipment, deferred research development costs and intangible assets totalled $27.0 million in 2006, compared to $32.0 in 2005.  However, the 2006 figure is net of proceeds of $4.2 million received in connection with the sale of certain of the Company’s Wright City, Missouri buildings, whereas proceeds on disposal of capital assets was an immaterial amount in 2005.

As of December 30, 2006, Dorel was compliant with all covenant requirements and expects to be so going forward.  Subsequent to year-end, the Company renegotiated the terms of its unsecured revolving credit facility. This facility was extended to July 1, 2010 and provides for an annual one-year extension. The borrowing availability under this facility decreased to $325,000 from the availability as at December 30, 2006 of $425,000 as was disclosed in Note 12 to the financial statements. The credit agreement was also amended to include an accordion feature allowing the Company to have access to an additional $200,000 on a revolving basis, if required.

On March 12, 2007, the Board of Directors of Dorel declared a quarterly dividend of twelve and one half cents (US$0.125) per share on the Class A Multiple Voting Shares, Class B Subordinate Voting Shares and Deferred Share Units of the company.  The dividend will be payable on April 23, 2007 to shareholders of record at the close of business on March 23, 2007. This dividend is the first of an expected ongoing quarterly dividend policy paying US$0.50 per share per annum.

Contractual Obligations

The following is a table of a summary of the contractual obligations of the Company as of December 30, 2006:

Contractual Obligations	Total	less than 1 year	1 – 3 years	4 – 5 years	After 5 years
Long-term debt repayments	$ 382,967	$ 7,832	$ 71,339	$287,296	$ 16,500
Interest payments (1)	79,545	23,715	41,902	12,806	1,122
Net operating lease commitments	64,485	20,199	25,545	10,304	8,437
Purchase obligations	38,907	19,098	19,809	-	-
Capital addition purchase commitments	2,282	2,282	-	-	-
Minimum payments under licensing agreements	4,931	4,131	800	-	-
Total contractual obligations	$ 573,117	$ 77,257	$ 159,395	$ 310,406	$ 26,059

(1) Interest payments on revolving bank loans assume no debt reduction other than the balance due in full in July 2010 and are calculated using the interest rate in effect as at December, 30 2006. Interest payments on the Company’s notes are as specified in the related note agreements.

The Company does not have significant contractual commitments beyond those reflected in the consolidated balance sheet, the commitments in Note 20 to the Consolidated Financial Statements or those listed in the table above.

For purposes of this table, contractual obligations for the purchases of goods or services are defined as agreements that are enforceable and legally binding on the Company and that specify all significant terms, including: fixed or variable price provisions; and the approximate timing of the transaction. With the exception of those listed above, the Company does not have significant agreements for the purchase of raw materials or finished goods specifying minimum quantities or set prices that exceed its short term expected requirements. Therefore, not included in the above table are Dorel’s outstanding purchase orders for raw materials, finished goods or other goods and services which are based on current needs and are fulfilled by our vendors on relatively short timetables.

As new product development is vital to the continued success of Dorel, the Company must make capital investments in research and development, moulds and other machinery, equipment and technology. It is expected that the Company will invest at least $25.0 million over the course of 2007 to meet its new product development and other growth objectives. The Company expects its existing operations to be able to generate sufficient cash flow to provide for this and other requirements as they arise throughout the year.

Over and above long-term debt in the contractual obligation table, included in the Company’s long-term liabilities are the following amounts:

Pension and post-retirement benefit obligations: As detailed in Note 15 of the Consolidated Financial Statements, this amount of $20.4 million pertains to the Company's pension and post-retirement benefit plans. Contributions expected to be made and benefits expected to be paid under this plan in 2007 approximate $2.5 million.

Other long-term liabilities consist of:

Government mandated employee savings plans in Europe,
the majority of which are due after five years

$ 4,641

A restructuring provision in connection with Dorel Europe
expected to be disbursed over the next two years

1,632

Other liabilities due in more than one year

    1,446

$7,719

Off-Balance Sheet Arrangements

In addition to the contractual obligations listed above, the Company has certain off-balance sheet arrangements and commitments that have financial implications, specifically contingent liabilities, guarantees, and commercial and standby letters of credit. The Company’s off-balance sheet arrangements are described in Notes 20 and 21 to the Consolidated Financial Statements for the year ended December 30, 2006.

Requests for providing commitments to extend credit and financial guarantees are reviewed and approved by senior management. Management regularly reviews all outstanding commitments, letters of credit and financial guarantees and the result of these reviews are considered in assessing the adequacy of Dorel’s reserve for possible credit and guarantee losses.

Derivative Financial Instruments

As a result of its global operating activities, Dorel is subject to various market risks relating primarily to foreign currency exchange rate risk. In order to reduce or eliminate the associated risks, the Company uses various derivative financial instruments such as options, futures and forward contracts to hedge against adverse fluctuations in currency.  The Company’s main source of foreign currency exchange rate risk resides in sales and purchases of goods denominated in currencies other than the functional currency of each of Dorel’s subsidiaries. In fact, the Company’s financial debt mainly consists of notes issued exclusively in U.S. dollars, for which no foreign currency hedging is required. Short-term credit lines and overdrafts commonly used by Dorel’s subsidiaries are in the currency of the borrowing entity and therefore carry no exchange-rate risk. Inter-company loans/borrowings are economically hedged as appropriate, whenever they present a net exposure to exchange-rate risk.

As such, derivative financial instruments are used as a method for meeting the risk reduction objectives of the Company by generating offsetting cash flows related to the underlying position in respect of amount and timing of forecasted transactions. Dorel does not hold or use derivative financial instruments for trading or speculative purposes.

The Company does not apply hedge accounting to foreign exchange contracts. The fair values, average rates and notional amounts of derivatives and the fair values and carrying amounts of financial instruments are disclosed in Note 14 of the Consolidated Financial Statements.  The Company recorded net foreign exchange gains in the amount of $0.5 million in 2006 and $4.5 million in 2005.

Critical Accounting Estimates

The Consolidated Financial Statements have been prepared in accordance with Canadian GAAP. The preparation of these financial statements requires estimates and judgments that affect the reported amounts of assets, liabilities, revenues and expenses, and related disclosure of contingent assets and liabilities. A complete list of all relevant accounting policies is listed in Note 2 to the Consolidated Financial Statements.

The Company believes the following are the most critical accounting policies that affect Dorel’s results as presented herein and that would have the most material effect on the financial statements should these policies change or be applied in a different manner:

•

Goodwill and certain other indefinite life intangible assets: Goodwill and certain other intangible assets have indefinite useful lives and as such, are not amortized to income. Instead, the Company must determine at least once annually whether the fair values of these assets are less than their carrying value, thus indicating impairment. The Company uses either the discounted cash flows valuation method or external valuations based on a market approach and makes assumptions and estimates in a number of areas, including future cash flows, appropriate multiples of earnings of comparable companies and discount rates.

•

Product liability: The Company is insured for product liability by the use of both traditional and self-funded insurance to mitigate its product liability exposure. The estimated product liability exposure is calculated by an independent actuarial firm based on historical sales volumes, past claims history and management and actuarial assumptions. The estimated exposure includes incidents that have occurred, as well as incidents anticipated to occur on units sold prior to December 30, 2006. Significant assumptions used in the actuarial model include management’s estimates for pending claims, product life cycle, discount rates, and the frequency and severity of product incidents.

•

Pension plans and post retirement benefits:  The costs of pension and other post-retirement benefits are calculated based on assumptions determined by management, with the assistance of independent actuarial firms and consultants. These assumptions include the long-term rate of return on pension assets, discount rates for pension and other post-retirement benefit obligations, expected service period, salary increases, retirement ages of employees and health care cost trend rates.

•

Allowances for sales returns and other customer programs: At the time revenue is recognized certain provisions may also be recorded, including returns and allowances, which involve estimates based on current discussions with applicable customers, historical experience with a particular customer and/or product, and other relevant factors. Historical sales returns, allowances, write-offs, changes in our internal credit policies and customer concentrations are used when evaluating the adequacy of our allowance for sales returns. In addition, the Company records estimated reductions to revenue for customer programs and incentive offerings, including special pricing agreements, promotions, advertising allowances and other volume-based incentives. Historical sales data, agreements, customer vendor agreements, changes in internal credit policies and customer concentrations are analyzed when evaluating the adequacy of our allowances.

Changes in Accounting Policies

In January 2005 the CICA issued Handbook Section 1530, ‘‘Comprehensive Income’’, Section 3251, ‘‘Equity’’, Section 3855, ‘‘Financial Instruments – Recognition and Measurement’’ and Section 3865, ‘‘Hedges’’, which increase harmonization with U.S. GAAP standards. The guidance will apply for interim and annual financial statements relating to fiscal years beginning on or after December 31, 2006.  Although Dorel is in the process of evaluating the impact of these standards, the Company does not expect the Financial Instruments and Hedges standards to have a material impact on its consolidated financial statements. A more complete description of these changes can be found in Note 2 to the Company’s December 30, 2006 Consolidated Financial Statements.

Market Risks and Uncertainties

Product Costs

Dorel purchases raw materials, component parts and finished goods. The main commodity items purchased for production include particleboard and plastic resins, as well as corrugated cartons. Key component parts include car seat and futon covers, hardware, buckles and harnesses, and futon frames. These parts are derived from textiles, and a wide assortment of metals, plastics, and wood. The Company’s finished goods purchases are largely derived from steel, aluminum, resins, textiles, rubber, and wood.

In 2006, declining steel prices were more than offset by rising material prices in all other related commodities. Resin prices continued to rise in 2006. After increasing 20% in 2005, US prices increased an additional 8% while prices in Europe rose by an additional 16%. Particleboard pricing in North America remained high as supply was tight earlier in the year as that industry suffered from shortages in capacity. On average, industry particle board prices were 18% higher in 2006 than in 2005. In the Far East, cost increases were experienced in aluminum, rubber, and wood. In the Far East, year over year, aluminum pricing increased by 34% while natural rubber prices increased by 40%. Furthermore, supply of wood throughout the Far East became a major concern during 2006, causing pricing pressures and increased lead times.

2006 also brought rising costs in China, where the continuous strengthening of the Chinese currency (RMB) versus the US dollar, rising labor rates and increases in energy prices put pressure on the Company’s suppliers located there. Since August, 2005, the RMB has risen by roughly 6.5% against the US dollar. Dorel is among the world’s largest 15 purchasers of ocean freight container transport from the Far East. Container freight costs were higher in 2006 relative to 2005 as supply continued to be tight in both eastbound trans-pacific and Asia-Europe lanes and due to higher fuel costs.

The higher costs experienced in 2006 are for the most part expected to remain in place throughout most of 2007.  Further increases in these costs could affect earnings negatively going forward.

Concentration of Revenues

For the year ended December 30, 2006, approximately 47.3% of Dorel’s revenues came from its two largest customers. In 2005, there were three major customers representing 59.1% of total revenues. Dorel does not have long-term contracts with its customers, and as such revenues are dependent upon Dorel’s continuing ability to deliver attractive products at a reasonable price, combined with high levels of service. There can be no assurance that Dorel will be able to sell to such customers on an economically advantageous basis in the future or that such customers will continue to buy from Dorel.

Credit Risk

A substantial portion of Dorel’s revenues are to major retail chains. If certain of these major retailers cease operations, there could be a material adverse effect on the Company’s consolidated results of operations. It should be noted that the Company conducts ongoing credit reviews and maintains credit insurance on selected accounts to minimize this risk.

Product Liability

As with all manufacturers of products designed for use by consumers, Dorel is subject to numerous product liability claims, particularly in the U.S. At Dorel, there is an ongoing effort to improve quality control and to ensure the safety of its products. The Company is insured for product liability by the use of both traditional insurance and self-funded insurance programs, which mitigate its product liability exposure. No assurance can be given that a judgment will not be rendered against it in an amount exceeding the amount of insurance coverage or in respect of a claim for which Dorel is not insured.

Foreign Currency

As a multinational company that uses the U.S. dollar as its reporting currency, Dorel is subject to variations in currency values against the U.S. dollar. The functional currency of Dorel’s European operations is the Euro, with all other significant subsidiaries using the U.S. dollar as its functional currency. As a result, Dorel’s operating units outside of the U.S. assume the majority of the Company’s foreign exchange risk.

Dorel’s Canadian operations benefit from a stronger U.S. dollar as large portions of its revenues are generated in the U.S. and the majority of its costs are in Canadian dollars. This situation is mitigated by Dorel Canada’s juvenile operations that import U.S. dollar denominated goods. Dorel’s European operations are negatively effected by a stronger U.S. dollar as portions of its purchases are in U.S. dollars while its revenues are not. Where advantageous, the Company uses options, futures and forward contracts to hedge against these adverse fluctuations in currency. While the Canadian operations and European operations offset the possible negative impact of changes in the U.S. dollar, a significant change in the value of the U.S. dollar could affect future earnings.

Valuation of Goodwill and other Intangible Assets

As part of annual impairment tests, the value of goodwill and other indefinite life intangible assets are subject to significant assumptions, such as future expected cash flows, comparable market transaction multiples and assumed discount rates. In addition, the value of customer relationship intangible assets recognized includes significant assumptions in reference to customer attrition rates and useful lives. Changes in these assumptions could materially affect these valuations.

Income Taxes

The Company’s current organizational structure has resulted in a comparatively low effective income tax rate. This structure and the resulting tax rate are supported by current domestic tax laws in which the Company operates and by the application of income tax treaties between various countries. Unanticipated changes to either these current domestic tax laws or rates, or to these tax treaties, could impact the effective income tax rate of the Company.

Product and Brand Development

To support continued revenue growth, the Company must continue to update existing products, design innovative new items, develop strong brands and make significant capital investments. The Company has invested heavily in product development and plans to keep it at the centre of its focus. In addition, the Company must continue to maintain, develop and strengthen our end-user brands. Should the Company invest in or design products that are not accepted in the marketplace, or if its products are not brought to market in a timely manner, and in certain cases, fail to be approved by the appropriate regulatory authorities, this could negatively impact future growth.

Other Information

The designation, number and amount of each class and series of its shares outstanding as of February 28, 2007 are as follows:

An unlimited number of Class "A" Multiple Voting Shares without nominal or par value, convertible at any time at the option of the holder into Class "B" Subordinate Voting Shares on a one-for-one basis, and;

An unlimited number of Class "B" Subordinate Voting Shares without nominal or par value, convertible into Class "A" Multiple Voting Shares, under certain circumstances, if an offer is made to purchase the Class "A" shares.

Details of the issued and outstanding shares are as follows:

Class A		Class B		Total
Number	$(‘000)	Number	$(‘000)	$(‘000)
4,440,544	$ 1,920	28,434,898	$ 161,014	$ 162,934

Outstanding stock options and Deferred Share Unit items are disclosed in Note 18 to the financial statements. There were no significant changes to these values in the period between the year end and the date of the preparation of this MD & A.

Subsequent Events

On February 28, 2007, the Company signed a purchase agreement to acquire a 55% interest in Australian company IGC (Australia) Pty Ltd. Operating as In Good Care, IGC is a well established manufacturer and distributor of juvenile products in Australia and New Zealand. The Company has paid cash consideration of $2.5 million (AUD$3.2 million), and has assumed debt in the amount of $7.4 million (AUD$9.4 million) in return for the 55% controlling interest.  The Company is presently in the process of allocating the cost of this purchase to the net assets acquired.

IGC, was established in 1974 with the introduction of a range of prams and strollers. With time, the company has augmented its juvenile product offerings and today is considered a leading stroller and car seat specialist. IGC sells its products under a number of well established brands in Australia, the most recognizable being Bertini and Mother’s Choice. Annual sales are approximately $24 million (AUD$30 million) and are made to major retail customers as well as to smaller specialist outlets selling juvenile products.

On March 7, 2007 the Company announced its intention to voluntarily delist its Class B Subordinate Voting Shares (the “Class B Shares”) from the NASDAQ Global Market. The Company expects to file a notification of removal from listing on the NASDAQ Global Market on Form 25 with the SEC on or about March 19, 2007. The withdrawal of the Class B Shares from listing should be effective 10 days after the filing of the notice on Form 25 with the SEC.  Accordingly, the Class B Shares will be suspended from trading on the NASDAQ Global Market as of market open on or about March 19, 2007 and the Class B Shares will be delisted from the NASDAQ Global Market on or about March 29, 2007.

Trading on the Toronto Stock Exchange, which has been the primary market of the Class B Shares since 1990, currently accounts for more than 85% of the total trading volume of the Class B Shares on the Toronto Stock Exchange and the NASDAQ Global Market combined.  In light of the historically low trading volume of Class B Shares on the NASDAQ Global Market, the Company concluded that the increased costs of maintaining the listing of the Class B Shares on the NASDAQ Global Market outweigh the benefits of continuing such listing.

Following delisting of the Class B Shares, the Company will continue to file or furnish reports with the SEC.  However, Dorel also announced that it intends at a future date, if permitted under the rules of the U.S. Securities and Exchange Commission (the “SEC”), to terminate the registration of the Shares with the SEC. The delisting of the Shares from the NASDAQ Global Market will not affect the listing of the Class B Shares on the Toronto Stock Exchange and the Class B Shares will continue to trade on the Toronto Stock Exchange after the NASDAQ Global Market delisting becomes effective.

Managements’ Report on Internal Control over Financial Reporting

Management, including the President and Chief Executive Officer and Vice-president and Chief Financial Officer, has evaluated the effectiveness of the Company’s disclosure controls and procedures (as defined in Multilateral Instrument 52-109 of the Canadian Securities Administrators) as of December 30, 2006.

Management has concluded that, as of December 30, 2006, the Company’s disclosure controls and procedures were effective to provide reasonable assurance that material information relating to the Company would be made known to them by others within the Company and its subsidiaries, particularly during the period in which this report was being prepared.

Management is responsible for and has designed internal controls over financial reporting to provide reasonable assurance regarding the reliability of financial reporting and the preparation of financial statements for external purposes in accordance with Canadian GAAP. There were no changes in internal control over financial reporting that have materially affected, or are reasonably likely to materially affect, our internal control over financial reporting.

Forward Looking Information

Certain statements included in this MD&A may constitute “forward looking statements” within the meaning of the U.S. Private Securities Litigation Reform Act of 1995. Forward looking statements generally can be identified by the use of forward looking terminology such as “may”, “will”, “expect”, “intend”, “estimate”, “anticipate”, “plan”, “foresee”, “believe” or “continue” or the negatives of these terms or variations of them or similar terminology. We refer you to the Company’s filings with the Canadian securities regulatory authorities and the U.S. Securities and Exchange Commission for a discussion of the various factors that may affect the Company’s future results.

Readers are cautioned, however, not to place undue reliance on forward looking statements as there can be no assurance that the plans, intentions or expectations upon which they are based will occur. By their nature, forward looking statements involve numerous assumptions, known and unknown risks and uncertainties, both general and specific, that contribute to the possibility that the predictions, forecasts, projections and other forward looking statements will not occur. This may cause the Company’s actual performance and financial results in future periods to differ materially from any estimates or projections of future performance or results expressed or implied by such forward looking statements.

We believe that the expectations represented by such forward looking statements are reasonable, yet there can be no assurance that such expectations will prove to be correct. Furthermore, the forward looking statements contained in this report are made as of the date of this report, and we do not undertake any obligation to update publicly or to revise any of the included forward looking statements, whether as a result of new information, future events or otherwise. The forward looking statements contained in this report are expressly qualified by this cautionary statement.